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                              March 3, 2021

       Yunfei Li
       Chief Executive Officer
       CBAK Energy Technology, Inc.
       BAK Industrial Park, Meigui Street
       Huayuankou Economic Zone
       Dalian City, Liaoning Province, 116450
       People   s Republic of China

                                                        Re: CBAK Energy
Technology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 22,
2021
                                                            File No. 333-253349

       Dear Mr. Li:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed February 22, 2021

       General

   1. Please revise the filing to include updated financial statements as required by Rule 8-08 of
                                                        Regulation S-X, and
similarly revise all relevant sections of the filing to provide updated financial information.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yunfei Li
CBAK Energy Technology, Inc.
March 3, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal
Branch Chief at (202) 551-3397 with any questions.



FirstName LastNameYunfei Li                                Sincerely,
Comapany NameCBAK Energy Technology, Inc.
                                                           Division of
Corporation Finance
March 3, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName